VIA EDGAR

March 3, 2005

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Benthos, Inc. Form 10-KSB for the Fiscal Year Ended September 30, 2004,
Form 10-QSB for the Quarterly Period Ended January 2, 2005
File No. 000-29024

Dear Mr. Hartz,

Reference is made to your February 18, 2005 fax to Benthos, Inc. (the “Company” or “Benthos”) with respect to the Form 10-KSB of the Company for the fiscal year ended September 30, 2004 and Form 10-QSB for the quarter ended January 2, 2005. The Company’s responses are listed below.

Note 1(h) – Operations and Significant Accounting Policies: Revenue Recognition, page F-9

1.	We have reviewed your response to comment 6. We note that your research and development contracts “are primarily with the Federal government and do not obligate the Company to repay any of the funding if efforts are not successful.” In addition, you have stated that these “are primarily best efforts contracts to provide research services on a cost plus fixed fee basis.” Please tell us the consideration you gave to the factors listed in paragraph 3.53 of the AICPA Audit and Accounting Guides – Audit of Federal Government Contractors in concluding that these contracts should be accounted for as revenue rather than as an offset to your research and development expense. Please refer to paragraphs 3.50 – 3.54 of the Audit Guide.

Benthos response:

We have reviewed paragraph 3.53 of the AICPA Audit and Accounting Guides – Audit of Federal Government Contractors (the Audit Guide) and we do believe that our contracts qualify as production-type contracts covered in Statement of Position 81-1 – Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

Paragraph 3.53 states, which we have annotated in bold with responses to the criteria listed:

“The committee believes that certain arrangements are different from production-type contracts covered in SOP 81-1 and that such activities are research and development as previously defined in paragraph 3.51. Consequently, the committee believes that contract accounting principles do not apply to those arrangements meeting all of the following conditions: “

a.	Activities performed in connection with the contractual arrangement qualify as research and development as defined by FASB Statement No. 2. Yes.

b.	The contractor retains a right to the data and results of the research and development activities. Yes.

c.	The contractual arrangement obligates the contractor to perform only on a best-efforts basis to achieve the agreed-upon objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications. Yes.

d.	At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer. Implicit in this condition is the existence of significant uncertainty at the date the contractor enters into the arrangement regarding the likelihood of successfully securing follow-on contracts related to the research and development activity. No -For the contracts that Benthos has obtained, there are no such arrangements or expectations of costs to be incurred in addition to those incurred under the contract.

e.	The research and development arrangement is not combined with other contracts or segmented in accordance with paragraphs 35 through 42 of SOP 81-1. Yes. Each of the contracts are standalone contracts, negotiated individually, and are not combined with other contracts.

f.	The federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development activity or products directly resulting from the R&D activity subject to the arrangements. No. For many of these contracts, the federal government is not the sole expected customer for the research and development activities. The Company enters into these contracts with the expectation that it will offer resulting products to commercial customers as well as government customers.

Since not all of the above criteria from paragraph 3.53 have been met, the Company believes that these research and development contracts should be accounted for as production-type contracts.

We will continue to review each and every research and development contract for the above criteria. If all of the listed criteria are met for specific contracts, we will treat those contracts as described in paragraph 3.54 of the Audit Guide, as an offset to our research and development expense. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Also, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald L. Marsiglio
Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.